January 31, 2014

H. Roger Schwall

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:          Sanchez Energy Corporation

Form 10-K

Filed March 18, 2013

File No. 001-35372

Dear Mr. Schwall:

Set forth below is the response of Sanchez Energy Corporation, a Delaware corporation (“Sanchez,” “we,” “us,” “our” or the “Company”), to the comment received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) by letter, dated January 22, 2014, with respect to our Form 10-K for the fiscal year ended December 31, 2012 (the “Form 10-K”).  The response provided below is numbered to correspond to the Staff’s comment, which has been reproduced and emboldened herein for ease of reference.

Based on our review of the Staff comment letter, and as further described herein, we believe that our Form 10-K is in substantial compliance with SEC rules and regulations and is not materially inaccurate or misleading and, therefore, believe that amending it is not necessary.  Instead, as indicated in our response below, we respectfully propose to make appropriate clarifications or modifications to our disclosures in future filings.

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in our Form 10-K; Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Securities and Exchange Commission

Sanchez Energy Corporation

January 31, 2014

Notes to the Consolidated Financial Statements, page F-7

Net proved and proved developed reserve quantities summary, page F-36

1.             Our prior comment four asked that you disclose explanation of the significant revisions to your proved reserves during 2012.  You responded that the 2012 revisions are 4.6% (=981 MBOE/21,207 MBOE) and are not significant.  Revisions are changes in previously estimated reserves.  The 2012 revisions are changes from your proved reserves as of December 31, 2011 that occurred in 2012 and are at least 15% (=981 MBOE/6,680 MBOE).  We re-issue our prior comment four.

Response:

Proved Developed

The Company’s total estimated proved developed (“PDP”) reserves of 3.715 MMboe as of December 31, 2012, increased by 2.747 MMboe from 0.968 MMboe of PDP at the end of 2011.  During the year, Sanchez converted 1.534 MMboe of proved undeveloped (“PUD”) reserves to PDP reserves through development drilling activity.  We added 1.261 MMboe of new PDP reserves through extensions and discoveries and had revisions of 0.617 MMboe.  The revisions consisted of 0.463 MMboe of volume changes associated primarily with changes in product prices and improvement of performance.  Additionally, there were 0.154 MMboe of revisions to extensions and discoveries associated with improved well performance over the initial appraisal.  There were no changes to reported volumes associated with improved recovery, purchases of minerals in place or sales of mineral in place.

Proved Undeveloped

The Company’s total estimated PUD reserves of 17.492 MMboe as of December 31, 2012, increased by 11.780 MMboe from 5.712 MMboe of PUD reserves estimated at the end of 2011.  During the year, Sanchez converted 1.534 MMboe of PUD reserves to PDP reserves through development drilling activity.  We added 12.754 MMboe of new PUD reserves through extensions and discoveries and had revisions of 0.364 MMboe due to improved offset performance.  There were no changes to reported volumes associated with improved recovery, purchases of minerals in place or sales of mineral in place.

We believe that we have substantially complied with the rules and regulations pertaining to this comment, that our disclosure is not materially inaccurate or misleading and that an amendment to our Form 10-K is not necessary.  We respectfully request that the Company be allowed to provide the above disclosure related to its 2012 activity in the

Securities and Exchange Commission

Sanchez Energy Corporation

January 31, 2014

notes to the Company’s consolidated financial statements to be provided in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 to be filed no later than March 17, 2014.  The Company acknowledges its responsibility to include in future Form 10-K filings explanations for revisions to its proved reserves to the extent that such revisions are significant as contemplated by FASB ASC paragraph 932-235-50-5.  Additionally, for future filings we will disclose an appropriate explanation of significant changes to revisions of previous estimates, improved recovery, purchases of minerals in place, extensions and discoveries, production and sales of minerals in place.

[Signature page to follow.]

Securities and Exchange Commission

Sanchez Energy Corporation

Signature Page

If you have any questions or comments concerning this response, please call Kirsten A. Hink, our Vice President and Principal Accounting Officer, at (713) 783-8000 or David P. Elder at Akin Gump Strauss Hauer & Feld LLP at (713) 220-5881.

Sincerely,

Sanchez Energy Corporation

By:
/s/ Michael G. Long
Michael G. Long Executive Vice President and Chief Financial Officer

cc:         Kirsten A. Hink, Sanchez Energy Corporation

David P. Elder, Akin Gump Strauss Hauer & Feld LLP

Kevin Hubbard, BDO USA, LLP